UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Stacy L. Fox, Esq.

General Counsel and Secretary

DowDuPont Inc.

974 Centre Road

Wilmington, DE 19805

(302) 774-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Amy E. Wilson

The Dow Chemical Company

2030 Dow Center

Midland, MI 48674

May 3, 2018

(Date of Event which Requires Filing of this Amendment No. 4)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person DowDuPont Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 21,293,786
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 21,293,786
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,293,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 39.50% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The percentage set forth in row (13) is based on 50,903,047 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of March 9, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 22, 2018.

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 21,293,786
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 21,293,786
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,293,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 39.50% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The percentage set forth in row (13) is based on 50,903,047 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of March 9, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 22, 2018.

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed by Dow on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Dow on May 12, 2016 (as so amended through Amendment No. 1, the “Schedule 13D”), as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by Dow on April 12, 2017, and as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on September 8, 2017 relating to the Common Stock of the Issuer (as so amended through Amendment No. 3, the “Schedule 13D”) . Unless otherwise indicated, all capitalized terms in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends and supplements the Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Appendix A referred to in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as set forth on the revised Appendix A attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph.

Since the filing of Amendment No. 3 to Schedule 13D, Dow has acquired an aggregate of 583,393 additional shares of Common Stock for an aggregate purchase price of $3,761,979.68. The source of the funds to make such purchases came from Dow’s working capital.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date hereof, the Reporting Persons beneficially own 18,293,786 shares of Common Stock, representing 35.94% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase Common Stock, each to purchase one share of Common Stock. If the Reporting Persons were to exercise its warrants to purchase Common Stock and no other person exercised warrants to purchase Common Stock held by that person, the Reporting Persons would beneficially own 21,293,786 shares of Common Stock, representing 39.50% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 50,903,047 outstanding shares of Common Stock of AgroFresh Solutions, Inc. as of March 9, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 22, 2018. To the best of the Reporting Person’s knowledge, none of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock.

The Reporting Persons each have indirect beneficial ownership of the 21,293,786 shares of Common Stock, which Common Stock is directly owned by Rohm & Haas Company, a wholly owned subsidiary of Dow (“R&H”).

(c)    During the past 60 days, the Reporting Persons acquired beneficial ownership of 115,548 shares of the Issuer’s Common Stock through acquisitions made between March 19, 2018 and May 3, 2018 on the open market on account of R&H at prices ranging from $6.81 per share to $7.00 per share (exclusive of any fees, commissions or other expenses). Upon request, the Reporting Persons hereby undertake to provide to the Issuer, any stockholder of the Issuer or the Staff of the SEC, full information regarding the number of shares of the Issuer’s Common Stock purchased and the prices of each trade within the ranges set forth in this Item 5(c).

Except as described in this Amendment No. 4, none of the Reporting Persons has effected any transaction in shares of Common Stock of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 4, 2018

DOWDUPONT INC.

By:	/s/ Amy E. Wilson
Name:	Amy E. Wilson
Title:	Assistant Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Name:	Amy E. Wilson
Title:	Corporate Secretary and Associate General Counsel

APPENDIX A

Information Concerning Executive Officers and

Directors of DowDuPont Inc.

The current executive officers and directors of DowDuPont Inc. and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions of the executive officers set forth below opposite an individual’s name refer to positions with DowDuPont Inc. In addition, unless otherwise indicated, all individuals identified below are citizens of the United States of America.

Executive Officer Name	Present Principal Occupation or Employment	Business Address
Edward D. Breen	Chief Executive Officer	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Howard I. Ungerleider	Chief Financial Officer	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Stacy L. Fox	General Counsel and Secretary	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

James R. Fitterling	Chief Operating Officer, Materials Science Division	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

James C. Collins, Jr.	Chief Operating Officer, Agriculture Division	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Marc Doyle	Chief Operating Officer, Specialty Products Division	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Charles J. Kalil	Special Counsellor to the Executive Chairman and General Counsel for the Materials Science Division	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Jeanmarie F. Desmond	Co-Controller	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Ronald C. Edmonds	Co-Controller	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Director Name	Present Principal Occupation or Employment	Residence or Business Address
Lamberto Andreotti*	Former Chairman of the Board and Chief Executive Officer, Bristol-Myers Squibb Company (global healthcare company)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company (aerospace company and manufacturer of commercial jetliners and military aircraft)	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Edward D. Breen	See above table with respect to executive officers of DowDuPont Inc.

Robert A. Brown	President, Boston University (institution of higher education and private research)	Boston University Office of the President 1 Silber Way, 8th Floor, Boston, MA 02215

Alexander M. Cutler	Former Chairman and Chief Executive Officer, Eaton Corporation Plc (global power management company)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Jeff M. Fettig	Executive Chairman, DowDuPont Inc. Chairman, Whirlpool Corporation (manufacturer of home appliances)	Whirlpool Corporation 2000 North M63, Benton Harbor, MI 49022

Marillyn A. Hewson	Chairman, President and Chief Executive Officer, Lockheed Martin Corporation (aerospace, defense, security and advanced technology company)	Lockheed Martin Corporation 6801 Rockledge Drive, Bethesda, MD 20817

Lois D. Juliber	Former Vice Chairman, Colgate-Palmolive Company (production and marketing of consumer products)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Andrew N. Liveris*	Chairman and Chief Executive Officer, The Dow Chemical Company	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Raymond J. Milchovich	Former Chairman and Chief Executive Officer, Foster Wheeler AG (company that engineered and constructed facilities for oil and gas, liquid natural gas, refining, chemical, pharmaceutical and power industries)	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Paul Polman*	Chief Executive Officer, Unilever PLC and Unilever N.V. (a provider of nutrition, hygiene and personal care products)	Unilever PLC 100 Victoria Embankment London EC4Y 0DY United Kingdom

Dennis H. Reilley	Non-Executive Chairman, Marathon Oil Corporation (oil and natural gas exploration and production company)	Marathon Oil Corporation 5555 San Felipe Street, Houston, TX 77056

James M. Ringler	Chairman, Teradata Corporation (a provider of database software, data warehousing and analytics)	Teradata Corporation 10000 Innovation Drive, Dayton, OH 45342

Ruth G. Shaw	Former Group Executive, Public Policy and President, Duke Nuclear (provider of electricity and natural gas)	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Lee M. Thomas	Former Chairman and Chief Executive Officer, Rayonier Inc. (global forest products company)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Patrick J. Ward	Chief Financial Officer, Cummins Inc. (designer, manufacturer, and distributer of engines and power generation products)	Cummins Inc. 500 Jackson Street, Columbus, IN 47201

*	Lamberto Andreotti is a citizen of Italy; Andrew N. Liveris is a citizen of Australia; Paul Polman is a citizen of the Netherlands.

Information Concerning Executive Officers and

Directors of The Dow Chemical Company

The current executive officers and directors of The Dow Chemical Company and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Dow Chemical Company and each individual is a citizen of the United States of America. In addition, unless otherwise indicated, the business address for each individual is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

Executive Officer Name	Present Principal Position or Occupation
Ronald C. Edmonds	Co-Controller of DowDuPont Inc.; Controller and Vice President of Controllers and Tax of The Dow Chemical Company

James R. Fitterling	Chief Operating Officer, Materials Science Division of DowDuPont Inc.; President and Chief Operating Officer of The Dow Chemical Company

Heinz Haller*	Executive Vice President and President of Dow Europe, Middle East, Africa and India

Peter Holicki*	Senior Vice President, Operations, Manufacturing & Engineering, Environment, Health & Safety Operations, and Emergency Services & Security

Charles J. Kalil	Special Counsellor to the Executive Chairman and General Counsel for the Materials Science Division of DowDuPont Inc.; General Counsel and Executive Vice President of The Dow Chemical Company

Andrew N. Liveris*	Director of DowDuPont Inc.; Chairman and Chief Executive Officer of The Dow Chemical Company

Johanna Söderström*	Senior Vice President, Human Resources and Aviation, and Chief Human Resource Officer

A. N. Sreeram	Senior Vice President, Research & Development, and Chief Technology Officer

Howard I. Ungerleider	Chief Financial Officer of DowDuPont Inc.; Vice Chairman and Chief Financial Officer of The Dow Chemical Company

Director Name	Present Principal Occupation or Employment	Residence or Business Address
Andrew N. Liveris*	See above table with respect to executive officers of The Dow Chemical Company

Howard I. Ungerleider	See above table with respect to executive officers of The Dow Chemical Company

*	Heinz Haller is a citizen of Switzerland; Peter Holicki is a citizen of Germany; Andrew N. Liveris is a citizen of Australia; Johanna Söderström is a citizen of Finland.